Mail Stop 3561

February 13, 2007

Mr. William Dillard, II
Chairman and Chief Executive Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas   72201

> **Re:** **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 3, 2006**
> **Form 10-Q for the Fiscal Quarter Ended October 28, 2006**
> **Filed December 6, 2006**
> **File No. 1-6140**

Dear Mr. Dillard:

We have reviewed your response dated January 25, 2007 to our previous letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

General

2.   We have read your response to comment 2 in our letter dated January 10, 2007 relating to the percentage of total sales contributed by each class of similar products or services. Your proposed revised disclosure does not appear to provide investors with meaningful sales data which complies with Item 101(c)(1)(i) of Regulation S-K. Please explain to us

why you do not provide investors with a breakdown of your sales within apparel such as lingerie and accessories, juniors, men's clothing and accessories, similar to the categories you disclosed in MD&A on page 16.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Executive Overview

General – Net Sales, page 13

3.   We have read your response to comment 3 in our letter dated January 10, 2007 regarding your classification of income from leased departments in net sales instead of other income within total revenues. The provisions of AICPA Technical Practice Aid 5100.16 and Rule 5-03(b)(1)(c) of Regulation S-X as well as SAB Topic 8A state that income from leased departments would be appropriately included in "gross or total revenues." Further, as set forth in Rule 5-03 of Regulation S-X, if revenues from different sources are aggregated based on the 10% rule, the related costs and expenses are to be similarly aggregated. In this regard, please revise your presentation to include rental income from leased departments with "Service Charges, Interest and Other Income," segregate the related costs from cost of sales and revise your disclosures accordingly. If you continue to believe it is more appropriate to aggregate rental income with net sales, please provide disclosure in the notes to your financial statements clarifying your presentation and addressing your accounting policy for cost of sales, the fact that expenses associated with the leasing of departments is included in cost of sales and describe the expenses included. If you are including rental income in net sales and have not included the related costs in cost of sales, advise us of where you have included the related costs. Also, please tell us the amount of rental income and related costs for each period presented and the basis for your presentation. Please advise us of what your disclosure will be as revised.

General – Service Charges, Interest and Other Income, page 13

4.   We have read your response to comment 4 of our letter dated January 10, 2007 as to whether it is appropriate to include in gross revenues equity income from joint ventures. Based on the nature of your joint venture operations, it is not evident that your investments in a construction company and malls are essential to your operation of retail department stores. The circumstances whereby an equity investee's operations are sufficiently integral to the operations of its parent to justify classification within operations are very limited. We note that your previous response letter to us in September 2003 addressed our comment as to whether the joint ventures met the significance test for separate disclosure on the face of the financial statements; not the specific classification of income from equity investees. Please explain to us why your investments in a construction company and malls are essential to your operation of retail department stores. Alternatively, please revise your financial statements to present your

equity in earnings of equity investees after your income tax provision and before income or loss from continuing operations in accordance with Rule 5-03.13 of Regulation S-X.

Results of Operations

General

5.   We have read your response to comment 5 in our letter dated January 10, 2007 regarding the closure of certain stores and disruption of business at 60 other stores due to hurricane damages. Please also include an estimate or range of loss revenues due to business interruption as a result of hurricane damage at these stores during 2005 and 2006 which was not covered by insurance, or disclose that you are not able to determine with any degree of certainty the impact the Hurricanes had on your results of operations. See Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 21

6.   We have read your response to comment 8 of our letter dated January 10, 2007 relating to the impact the new marketing agreement with GE will have on cash flows and your liquidity position in future periods. Please tell us and disclose the uncertainties that prohibit you from providing investors further direction with respect to the possible impact of this agreement on cash flows and your liquidity position in future periods. See Item 303(a)(1) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Vendor Allowances, page F-11
Advertising, page F-11

7.   We have read your response to comment 12 of our letter dated January 10, 2007 relating to allowances received from vendors in connection with the purchase of their products as well as the advertising and marketing of their products. You currently disclose advertising and promotional costs of $229 million, $246 million and $229 million for fiscal years 2005, 2004 and 2003, respectively. Please clarify in your revised disclosure if the amounts of cooperative advertising reimbursements you received which are noted in your response were all netted against the gross advertising and promotional expenses that you currently disclose.

Insurance Accruals, page F-11

8.   We have read your response to comment 13 of our letter dated January 10, 2007 relating to your accrual for insurance claims. We continue to believe the extent to which you are self insured, the amount of third party insurance coverage available and the extent of your exposure to loss is meaningful to readers in light of the critical estimates required in determining your self-insurance liabilities. Please revise your disclosure to include the stop loss limits for your catastrophic claims. Please also disclose the amounts you have accrued at each balance sheet date, the changes from period to period as a result of charges to expense, utilization of the amounts reserved and any other significant adjustments along with the reasons for the changes.

Revenue Recognition, page F-11

9.   We have read your response to comment 14 of our letter dated January 10, 2007 regarding your accounting policy for gift cards and the related liability for amounts due customers at each balance sheet date. Please disclose for all periods presented your remaining "total liability" for amounts due customers on gift cards purchased, without regard to current or long-term amounts.

Note 2. Disposition of Credit Card Receivables, page F-13

10.   We have read your responses to comments 9 and 15 of our letter dated January 10, 2007 relating to the $105 million received under your agreement with GE and new credit card accounts that arise under this agreement as well as the customer loyalty program. It appears that your agreement with GE differs than other third party credit cards that you may accept like Visa. We note from your response that a significant portion of the consideration you receive from GE is referred to as "profit sharing." Please explain to us what these amounts represent and what services you render that qualify you to receive the amounts you refer to as "profit sharing." Tell us what beneficial interests you have in the new accounts you generate in the stores and why the consideration you refer to as "profit sharing" effectively represents proceeds relating to a sale of assets. Please also tell us if you have any continuing involvement in the new accounts such as the collection of customer payments at your retail stores. If so, please explain to us what other types of "continuing involvement" you have with the new accounts other than perhaps the transfer of customer purchases made in your stores. Explain to us what key factors cause your "profit sharing" amount to increase or decrease. Tell us what cost commitments you have under the arrangement with GE and provide us the amount of the costs and expenses you incurred during fiscals 2005 and 2006, along with the statement of operations line item where you classify them under the long-term marketing and service alliance.

General

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief